

May 13, 2011

Mr. Robert B. Pollock
President and CEO
Assurant, Inc.
345 Park Avenue
New York, N.Y. 10154

     Re: **Assurant, Inc.**
              Form 10-K for the Year Ended December 31, 2010
              Form 10-Q for the Quarter Ended March 31, 2011
              File No. 1-31978

Dear Mr. Pollock:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide this information. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Reinsurance, page 47

1. We note you have entered into reinsurance agreements with Hartford Financial and John Hancock that represent a material amount of your reinsurance recoverables. Furthermore, we note that the Hartford and Hancock recoverables are material in relation to 2010 shareholders' equity, total assets and net income. Please provide us proposed revised disclosure to be included in future periodic reports regarding your reinsurance transactions with Hartford and Hancock to include a discussion of the following:

   - the underlying business and policies ceded;
   - the material terms of the transaction that created the reinsurance liabilities;

- the terms of the risk mitigation devices;
- the extent to which future recoverables could increase under the agreements;
- the company's potential liabilities in the event that the reinsurers do not meet their obligations; and
- whether Hartford and Hancock have been meeting their reinsurance obligations when due or whether any part of these recoverables are delinquent or in dispute.

Please also file each of the underlying agreements as an exhibit or provide an analysis as to why they are not required to be filed.

Liquidity and Capital Resources

Liquidity, page 72

2. Please tell us how the $878.6 million of capital at the holding company as of December 31, 2010 was determined. From Schedule II on page F-91, it appears that your holding company has stockholders' equity of $4,780.5 million, of which $4,708.7 million relates to your equity method investments in your subsidiaries. In your response, please clarify whether, and if so, how this amount of capital is related to statutory capital and whether your disclosed buffer of $250 million is targeted to maintain a specific financial strength or claims payment rating for you or any of your subsidiaries.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies
Premiums: Long Duration Contracts, page F-17

3. Please provide us a proposed revised policy note to be included in future periodic reports that clarifies when you recognize revenue for group worksite insurance products as "when earned" is vague. Please separately reference for us the authoritative literature you rely upon to support your accounting.

5. Investments, page F-23

4. You have investments of approximately $865 million in fixed maturity securities of states, municipalities and political subdivisions. Please provide us proposed revised disclosure to be included in future periodic reports that discloses:
   - The amortized cost and fair value of your general obligation and special revenue bonds categorized by state, municipality and political subdivision; and
   - The nature and primary revenue sources for your special revenue bonds.

   Tell us your procedures for evaluating investments in states, municipalities and political subdivisions and how you factor in the credit ratings of these securities in your investment analysis. Also, tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency was significantly different, provide us the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

5. Please provide us proposed revised disclosure to be included in future periodic reports that indicates which foreign governments issued the fixed maturity securities you hold and the amounts of each holding.

6. On page F-29 you disclose $16.2 million of your unrealized losses relate to non-redeemable preferred stocks that have been in an unrealized loss position for at least 12 months. Although you classify these non-redeemable preferred stock investments as equity securities, it is unclear from your disclosure whether you use the debt security or equity security model for assessing whether an other-than-temporary impairment on these investments exists. Please provide us proposed revised disclosure to be included in future periodic reports that clarifies whether you use the debt or equity security model of assessing impairment on your non-redeemable preferred stock investments and why you did not record an impairment charge. Separately reference for us the authoritative literature you rely upon to support which model you use and your impairment assessment.

14. Reinsurance, page F-55

7. On page 80 you disclose that $1.186 billion and $2.303 billion of reserves at December 31, 2010 related to coinsurance arrangements with The Hartford and John Hancock are held in trust and that additional assets would need to be placed in these trusts by your counterparties if the value of the assets in the trusts falls below these reserves. It therefore appears that the assets in these trusts must be at least $3.489 billion yet you disclose on page F-57 that the amount of assets held in trusts or by custodians at December 31, 2010 is only $1.191 billion. Please explain to us this apparent discrepancy. In addition, please disclose the types of assets and the quality of the assets backing your reinsurance recoverable from John Hancock and The Hartford as well as the collateral held by the company related to your not rated category. Regarding the amounts held in trust or by custodians, please tell us how much relates to John Hancock, The Hartford, and your not rated category. Given your disclosure regarding the downgrade of The Hartford in 2009 and the negative outlook on the financial strength rating of John Hancock, please tell us why your allowance is appropriate.

Form 10-Q for the quarter ended March 31, 2011

Critical Accounting Policies and Estimates, page 38

8. Regarding the determination of your medical loss ratio and the resulting premium rebate accrual in accordance with The Affordable Care Act, please provide us proposed revised

disclosure to be included in future periodic reports that discloses the assumptions used and the effect that could result from using other reasonably likely assumptions than what you used to arrive at the ratio such as a range of reasonably likely amounts or other type of sensitivity analysis. In addition, in this proposed revised disclosure please explain why the current accrual of premium rebates of $22.4 million results in a current loss ratio of only 72.8%, as disclosed on page 44, when you disclose that the Affordable Care Act requires a minimum medical loss ratio of 80% for your products.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627, or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have any questions regarding the processing of your response or comments on the financial statements and related matters. Please contact Bryan Pitko, Attorney-Advisor, at (202) 551-3203 or Jeffrey Riedler, Assistant Director, (202) 551-3715 with questions on other comments.   In this regard, do not hesitate to contact me, at (202) 551-3854.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant